SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for December 2016

São Paulo, January 12, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, announces today preliminary air traffic figures for the month of December and full year of 2016. Comparisons refer to the same period of 2015.

GOL’s Highlights

|           The volume of departures in the total system decreased by 19.0%, while the number of seats recorded an 18.8% decline in December, resulting in a 5.7% reduction in the total supply. In 2016, these indicators were reduced by 17.2% and 16.9% respectively, leading to capacity in ASK terms to be 6.9% lower than 2015.

|           In  the  domestic  market,  GOL  reduced  its  supply  by  5.4% in  December  and  5.4%  in 2016 over the same periods a year before.

|           Domestic demand reduced 3.5% in December, reaching a load factor of 79.5%, 1.5 p.p. up on December 2015. From January to December, domestic demand was 5.5% lower, accompanied by a stable load factor of 78.0%.

|           In December, GOL’s  international  market  supply  and  demand  fell  by  8.9%  and  5.8%, respectively,  with  load factor of 74.1%, which represents an increase of 2.4 p.p. in comparison to the same period of 2015. In 2016, supply declined by 17.0% while demand decreased by 13.6%, reaching a load factor of 74.6%, up by 2.9 p.p.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG  is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES  is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for December 2016

Operational data *	Dec/16	Dec/15	% Var.	4Q16	4Q15	% Var.	2016	2015	% Var.
Total System
Departures	22,684	28,006	-19.0%	63,860	79,377	-19.5%	261,514	315,902	-17.2%
Seats (thousand)	3,796	4,673	-18.8%	10,697	13,200	-19.0%	43,641	52,530	-16.9%
ASK (million)	4,303	4,565	-5.7%	11,800	12,518	-5.7%	46,329	49,742	-6.9%
RPK (million)	3,397	3,529	-3.7%	9,161	9,440	-3.0%	35,928	38,410	-6.5%
Load Factor	79.0%	77.3%	1.6 p.p	77.6%	75.4%	2.2 p.p	77.5%	77.2%	0.3 p.p
Pax on board (thousand)	2,939	3,484	-15.7%	8,106	9,584	-15.4%	32,623	38,868	-16.1%
Domestic
Departures	21,485	26,686	-19.5%	60,393	75,326	-19.8%	246,923	298,990	-17.4%
Seats (thousand)	3,584	4,442	-19.3%	10,084	12,493	-19.3%	41,069	49,570	-17.1%
ASK (million)	3,873	4,093	-5.4%	10,568	11,072	-4.6%	41,104	43,448	-5.4%
RPK (million)	3,079	3,191	-3.5%	8,230	8,416	-2.2%	32,031	33,901	-5.5%
Load Factor	79.5%	78.0%	1.5 p.p	77.9%	76.0%	1.9 p.p	77.9%	78.0%	-0.1 p.p
Pax on board (thousand)	2,784	3,319	-16.1%	7,652	9,088	-15.8%	30,737	36,768	-16.4%
International
Departures	1,199	1,320	-9.2%	3,467	4,051	-14.4%	14,591	16,912	-13.7%
Seats (thousand)	212	231	-8.1%	613	707	-13.3%	2,571	2,960	-13.1%
ASK (million)	430	472	-8.9%	1,232	1,446	-14.8%	5,226	6,294	-17.0%
RPK (million)	318	338	-5.8%	931	1,024	-9.1%	3,897	4,508	-13.6%
Load Factor	74.1%	71.7%	2.4 p.p	75.6%	70.8%	4.8 p.p	74.6%	71.6%	2.9 p.p
Pax on board (thousand)	155	165	-5.9%	454	495	-8.3%	1,886	2,100	-10.2%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.